
SEC MAIL PROCESSING
RECEIVED
APR 04 2007
WASH, D.C. 210 SECTION

SECURI  N

07007323

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65576

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Moon Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1099 18th Street, Suite 1725-50-75
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Carothers (954) 575-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stark Winter Schenkein & Co., LLP
(Name – *if individual, state last, first, middle name*)

3600 S Yosemite Street, Suite 600, Denver, CO 80237
(Address) (City) (State) (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Carothers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Moon Financial, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GARY PRESS
NOTARY
PUBLIC
STATE OF COLORADO

Signature

FINOP

Title

Notary Public

My Commission Expires 08/11/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blue Moon Financial, LLC

As of and for the Year Ended
December 31, 2006

Blue Moon Financial, LLC
Table of Contents



STARK • WINTER • SCHENKEIN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
Blue Moon Financial, LLC

We have audited the accompanying statement of financial condition of Blue Moon Financial, LLC, at December 31, 2006, and the related statements of operations and member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Moon Financial, LLC, as of December 31, 2006, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
March 31, 2007

STARK • WINTER • SCHENKEIN & CO., LLP • *Certified Public Accountants • Financial Consultants*

3600 SOUTH YOSEMITE STREET • SUITE 600 • DENVER, COLORADO 80231
PHONE: 303.694.6700 • FAX: 303.694.6761 • TOLL FREE: 888.766.3985 • WWW.SWSCPAS.COM
AN INDEPENDENT MEMBER OF BKR INTERNATIONAL

Blue Moon Financial, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

Cash	$	54,949
Receivable from member		27,291
	$	82,240

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses	$	2,688
		2,688
MEMBER'S EQUITY		79,552
	$	82,240

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, Inc.
Statement of Operations and Member's Equity
For The Year Ended December 31, 2006

REVENUES	
Commissions Revenue	$ 462,244
Total revenues	462,244
EXPENSES	
Employee compensation and benefits	353,646
Regulatory expenses	10,356
Other expenses	135,007
Total expenses	499,009
NET (LOSS)	(36,765)
MEMBER'S EQUITY, beginning of year	50,891
MEMBER'S CONTRIBUTIONS	65,426
MEMBER'S EQUITY, end of year	$ 79,552

The accompanying notes are an integral part of these financial statements.

Blue Moon Financial, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2006

OPERATING ACTIVITIES		
Net (loss)	$	(36,765)
Adjustments to reconcile net (loss) to net cash provided by operating activities:		
Prepaid expenses		7,917
Payroll liabilities		1,080
Net cash used in operating activities		(27,768)
INVESTING ACTIVITIES		
Receivable from members		(27,291)
Member's contributions		65,426
Net cash provided by investing activities		38,135
FINANCING ACTIVITIES		
Net cash provided by financing activities		-
NET INCREASE IN CASH		10,367
CASH AT BEGINNING OF YEAR		44,582
CASH AT END OF YEAR	$	54,949

The accompanying notes are an integral part of these financial statements.

BLUE MOON FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 – Summary of significant accounting policies

Organization

Blue Moon Financial, LLC (the Company), is a Colorado limited liability company organized on August 14, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company, in connection with its activities as a broker-dealer, sells interests of limited partnerships managed by TPD Capital Access, LLC, a related party.

As a Colorado Limited Liability Company (LLC), the Company has some of the attributes of a sole proprietorship, a general partnership and a corporation. For tax purposes, it is treated as a partnership. It is essentially a business entity created by contract between the members, much as a general partnership. The members are protected from personal liability for the acts of the LLC, much like shareholders of a corporation. An LLC also differs from a limited partnership by not imposing personal liability on members for participating in the management of the LLC.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes. As such, the Company will not pay income taxes, as any income or loss will be included in the tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements.

Revenue Recognition

The Company recognizes commission revenue upon receipt of signed offering documents from investors, indicating a commitment to purchase interests in the limited partnerships.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Concentrations of Credit Risk

The Company maintains all cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced a loss in such accounts.

Fair Value of Financial Instruments

The carrying value of cash, prepaid expenses and accounts payable approximate fair value because of the short maturity of these items.

Note 2 – Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $52,261, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5% at December 31, 2006.

Note 3 – Reserve Requirements

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

Note 4 – Related Party Transactions

The Company has an expense sharing agreement with a related party. Under the agreement, all operating expenses are paid by the related party, with no expectation from the related party to be reimbursed. The payments of these expenses are treated as additional contributions by the sole member of the Company, as the related party and the Company are under common ownership. Total contributions for 2006 were $65,426.

The Company operates as the placement agent for private offerings to raise capital for related parties; therefore, the majority of all commissions received are received from related parties.

Blue Moon Financial, Inc.
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2006

Member's equity per Statement of Financial Condition	$ 79,552
Less: Total nonallowable assets	(27,291)
Haircut of marketable securities	-
Net Capital	$ 52,261
Aggregate indebtedness - items included in financial statements	$ 2,688
Basic net capital requirement	$ 5,000
Excess net capital	$ 47,261
Ratio aggregate indebtedness to net capital	5%
Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2006:	$ 52,261

Blue Moon Financial, Inc.
Schedule III - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2006

Blue Moon Financial, LLC, relies on Section K (2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of these rules.



STARK • WINTER • SCHENKEIN

To the Board of Directors of
Blue Moon Financial, LLC

In planning and performing the audit of the financial statements and supplemental schedule of Blue Moon Financial, LLC (the Company), for the year ended December 31, 2006, we consider its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17-a (5)(g) in the following: making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practice and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicates a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Stark Winter Schenkein & Co., LLP

Denver, Colorado
March 31, 2007

Notification Pursuant to Rule 17a-5(f)(2)
Designation of Accountant


SEC MAIL PROCESSING SECTION
RECEIVED
APR 04 2007
WASH, D.C.
210

April 3, 2007

Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20549

Ladies and Gentlemen:

The following information is provided as notification of a change of accountant:

> **Broker-Dealer**:
> Blue Moon Financial, LLC
> 1099 18th Street, Suite 1750
> Denver, CO 80203
> SEC Registration Number: 8-65576
> NASD Registration Number: 123224
>
> **Accounting Firm**:
> Stark, Winter, Schenkein & Co., LLC
> 3600 S Yosemite, Suite 600
> Denver, CO 80237

The audit for this notification covers the period of January 1, 2006 through December 31, 2006, and is continuous thereafter until cancelled by either party in writing with thirty (30) days notice.

Pursuant to Rule 17a-5(f)(2), the above firm has been designated as the independent public accountant for the above-mentioned broker-dealer. We understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person or firm as a certified public accountant who is not duly registered and in good standing as such under the laws of its place of residence or principal office; or (b) any person or firm as a public accountant who is not in good standing and entitled to practice as such under the laws of his/her place of residence or principal office. Lastly, we understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD Regulations may deem the audit of the broker-dealer to not have been filed.

You are hereby further advised that no problems existed during the twenty-four (24) months ended December 31, 2006 relating to any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedures or compliance with applicable rules of the Commission between A.J. Robbins PC, our previous accounting firm and our Company. The audit report issued by A.J. Robbins PC during the twenty-

four (24) months did not contain an adverse opinion, a disclaimer of opinion, nor were they qualified as to uncertainties, audit scope or accounting principles.

We have attached A.J. Robbins PC's letter that agrees with the statements above.

Sincerely,



Scott Carothers
Financial and Operational Principal

aj robbins pc

Certified Public Accountants

March 29, 2006

Robert Lemon
Blue Moon Financial LLC
1099 18th Street
Suite 1725
Denver CO 80202

Dear Bob;

This will confirm in writing the reason given your earlier in the year for my firm's refusal to stand for reappointment as your Company's audit firm for the year ending December 31, 2006.

Over the years my firm has grown its client base with SEC registrants. Most of these have March 31 filing deadlines. This coupled with the fewer accounting graduates we have been able to hire has put a large strain on our existing audit staff. In addition, your Company is the only broker-dealer we audit which has required us to maintain current expertise for only one client. Therefore, we concluded that you should engage another firm that concentrates more in your industry.

If you require any additional information, please do not hesitate to contact me. Good luck in your future endeavors.

Very truly yours,
AJ. Robbins, PC

By: 
AJ Robbins, CPA

END

Columbine Place
216 16th Street, Suite 600
Denver, Colorado 80202
303 321 1281 > T 303 321 1288 > F
www.ajrobbins.com